SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated June 6, 2007 announcing the acquisition of Ya.com

Press release

Paris, June 6, 2007

With the acquisition of Ya.com, France Telecom is further strengthening Orange’s business in Spain

France Telecom announces the acquisition of a 100% stake in the Spanish company Ya.com for an enterprise value of 320 million euros, consolidating Orange’s position as number two on the Spanish ADSL market with more than one million subscribers, offering Spanish consumers a genuine alternative to the historical operator.

This acquisition represents a further step forwards with the deployment of the strategy to make the Group one of the world’s leading integrated operators. On the Spanish broadband market, which is growing rapidly and offers major potential for development, Orange now has a critical mass with an 18% share of the ADSL market. This operation will also make it possible to optimize network infrastructure investments, as well as the deployment of fully unbundled services before the year is out. In this way, new clients will be able to access the mobile and internet content and services developed by Orange.

Completion of this transaction is subject to approval by the competition authorities, which approval should be received in the coming weeks.

Ya.com, created in 1999, is now the third biggest ADSL player in Spain, with more than 400,000 subscribers. In addition to internet access, Ya.com offers a range of innovative services on the Spanish market (ADSL TV, video on demand, unlimited telephony), which three quarters of its clients have already signed up for.

Spain represents one of the Group’s strategic markets. All of the activities offered to clients as an integrated operator in Spain – fixed, mobile, internet, ADSL TV – have been grouped together under the Orange brand since October 2006. At March 31st, 2007, the Group had around 12 million clients in Spain, including 11 million for mobile. Locally, the Group employs more than 3,200 people.

About France Telecom

France Telecom, one of the principal world telecommunications operators, had almost 160 million customers in five continents (220 countries or territories) as of December 31, 2006, out which two thirds under the Orange brand. In 2006, the Group achieved consolidated revenues of 51.7 billion euros. Launched in June 2005, the NExT program (New Experience in Telecommunications) is enabling the Group to continue its conversion as an integrated operator in order to make France Telecom the operator of reference for the new telecommunications services in Europe. Since June 2006, Orange became the Group’s single brand for the Internet, television and wireless telephony in France, the United Kingdom the Netherlands and in Spain, and Orange Business Services became the brand for the services offered to business worldwide. France Telecom is the second largest wireless operator and Internet access provider in Europe and among the world leaders in telecommunications services for multinational companies. France Telecom (NYSE:FTE) is listed on the Eurolist market of Euronext Paris and on the New York Stock Exchange.

Press contact: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 7, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information